                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C.  28549

                                    FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION UNDER SECTION 12 (g) OF
  THE SECURITIES EXCHANGE ACT OF 1934 OR SUSPENSION OF DUTY TO FILE REPORTS
     UNDER SECTIONS 13 AND 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.

                                       Commission File Number:     33-91148
                                                              ------------------

  Prudential Securities Secured Financing Corporation (as depositor under the
        Pooling & Servicing Agreement, dated as of December 6, 1995, providing for the issuance of Mortgage Pass-Through Certificates, Series 1995-2)
           (Exact name of registrant as specified in its charter)

                               One Seaport Plaza
                           New York, New York  10292
                                 (212)214-1000
     (Address, including zip code, and telephone number, including area code, or registrant's principal executive offices)

              Mortgage Pass-Through Certificates, Series 1995-2
          (Title of each class of securities covered by this Form)

                                    None
  (Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

     Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

         Rule 12g-4(a)(1)(i)   / /               Rule 12h-3(b)(1)(i)   / /
         Rule 12g-4(a)(1)(ii)  / /               Rule 12h-3(b)(1)(ii)  / /
         Rule 12g-4(a)(2)(i)   / /               Rule 12h-3(b)(2)(i)   / /
         Rule 12g-4(a)(2)(ii)  / /               Rule 12h-3(b)(2)(ii)  / /
                                                 Rule 15d-6            /X/

Approximate number of holders of record as of the certification or notice
date:     4
     ------------

Pursuant to the requirements of the Securities Exchange Act of 1934 Prudential Securities Secured Financing Corporation (as depositor under the Pooling & Servicing Agreement, dated as of December 6, 1995, providing for the issuance of Mortgage Pass-Through Certificates, Series 1995-2) has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

                                Date: January 25, 1996 The Chase
                                Manhattan Bank, N.A., not in its individual capacity but solely as a duly authorized agent of the Registrant pursuant to the Pooling & Servicing Agreement, dated as of December 6, 1995.

                                By: /s/ Regina Bishop
                                ---------------------
                                Regina Bishop, Second Vice President

Instruction: This form is required by Rules 12g-4, 12h-3 and 15d-6 of the General Rules and Regulations under the Securities Exchange Act of 1934. The registrant shall file with the Commission three copies of Form 15, one of which shall be manually signed. It may be signed by an officer of the registrant, by counsel or by any other duly authorized person. The name and title of the person signing the form shall be typed or printed under the signature.